Ossen Innovation Receives Nasdaq Notification of Non-
Compliance with Minimum Bid Price Rule

SHANGHAI, January 4, 2012 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company received a letter from The Nasdaq Stock Market stating that for the previous 30 consecutive business days, the bid price of the Company’s stock closed below the minimum bid price of $1.00 per share for continued listing on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

In order to regain compliance, the Company has until June 26, 2012 for the closing bid price of its American Depositary Shares to meet or exceed $1 for a minimum of ten consecutive business days. If the Company has not regained compliance by the expiration of the initial 180 calendar days, NASDAQ will then provide written notification to the Company that its American Depositary Shares are subject to delisting. If at any time during this 180-day period the closing bid price is at least $1 for a minimum of 10 consecutive days, NASDAQ will provide written confirmation of compliance and matter will be closed.

If the Company does not regain compliance with the Rule during this 180-day period, the Company may be eligible for an additional 180 calendar days to regain compliance if it meets all other initial listing standards, with the exception of the bid price. To qualify for the second compliance period, Ossen must apply to transfer its American Depositary Shares to The NASDAQ Capital Market and provide written notice to NASDAQ of its intent to cure this deficiency during the second compliance period.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations:
MZ North America
Ted Haberfield, Managing Partner
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.mz-ir.com